Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

Welcome to The Inside Track

H&E Team,

As we move toward closing, we are creating a new communication series just for you to help you stay informed and connected. The Inside Track is a weekly email with information to help you get to know our culture, our company and what it’s like to be a part of Team Herc.

Each issue will also provide helpful information as we prepare to come together. In addition, we’ll use this channel to respond to questions you share with us along the way.

If you have questions or feedback, please email us anytime at

***@hercrentals.com.

All issues of The Inside Track will be available on the home page of the H&E intranet under the feature link “Herc Rentals Information.”

We look forward to staying connected!

Updates & Insights

We are making important progress towards completing this exciting combination and continue to expect the transaction to close mid-year 2025. In the meantime, we want to share what we can about what to expect on “Day 1” with Herc Rentals.

For most employees, the way you operate day-to-day will remain very familiar. Branch teams will continue to run their business much like you do today, but with access to the expanded technology, resources and fleet of Herc Rentals.

H&E employees who transition to Herc Rentals will officially become Herc Rentals team members on Day 1. We’re committed to making the transition as smooth as possible. After closing, Herc team members will be available to support you with setting up your payroll, benefits enrollment (medical/Rx, dental, vision, and more), and getting started with Herc HR systems. We’ll also provide more detailed information soon about timekeeping and the 2025 benefits plan.

In becoming part of Team Herc, you will receive a Herc email address, active on Day 1 for HR and communication purposes. Your H&E email address will remain active for a period of time after the transition.

The migration of H&E operations into Herc systems and processes will take place in three phases, organized by geographical zone.

As plans evolve, we are committed to keeping you informed and will share more details and timing as we get closer to the closing date.

Just a reminder: Until the transaction closes, Herc Rentals and H&E Rentals must operate as separate businesses. Please continue following the integration guidelines that have previously been shared.

Your Questions, Answered

1.	Does Herc Rentals offer the same benefits as H&E?

Herc Rentals offers a competitive benefits program, comparable to those currently offered by H&E. Below is an overview of some of our core benefits offerings.

Medical

Herc Rentals offers a selection of comprehensive medical plans, administered by UnitedHealthcare, to eligible employees and their dependents. The medical plan pays the highest level of benefits when an employee uses in-network providers and facilities. Each option includes free preventative care and discounted fees when an employee uses in-network providers and facilities.

Dental

Herc Rentals offers comprehensive dental coverage through Cigna Dental. Employees can choose from three plan options: a Dental PPO, Enhanced Dental PPO, and a Dental HMO (DHMO). The PPO plans offer in- and out-of-network coverage, with the best value when using network providers. The DHMO has lower premiums and no annual maximums but requires use of an in-network dentist and is only available in certain zip codes. Under the DHMO, members are assigned a primary dentist but can request changes within the network.

Vision

Herc Rentals offers vision coverage through EyeMed to help pay for eye exams, prescription glasses, contact lenses and more. Annual eye exams are covered in full when using an in-network provider.

Flexible Spending Accounts (FSAs)

Herc Rentals gives employees the opportunity to participate in health care and dependent care FSAs, which allow payment for eligible expenses with pre-tax dollars.

Health Savings Account (HSA) Eligible Plans

Employees enrolled in a qualified medical plan are eligible to receive or contribute to a Health Savings Account (HSA) and will receive a debit card from Optum Financial. This card will provide access to the company provided HSA contributions and your contributions if you choose to make a pre-tax contribution via payroll deduction.

401(k) Plan

Herc Rentals offers a 401(k) plan that helps eligible employees save and invest for the future with the option to contribute pre-tax, after-tax, or both. Herc Rentals provides a generous match that is dollar for dollar on the first 3% of eligible compensation that is contributed by the employee and $.50 on the dollar for the next 2% of eligible compensation. Herc Rentals’ matching contributions are made each payroll and are immediately vested, so you have the benefits of your match right away.

2.	When will H&E employees convert to Herc Rentals Payroll and Benefits?

Ensuring the conversion of payroll and benefits goes smoothly is a top priority for us. H&E employees who transition to Herc Rentals will be eligible for benefits with no gap in coverage. After closing, Herc team members will be available to support you with setting up your payroll, benefits enrollment (medical/Rx, dental, vision, and more), and getting started with Herc HR systems. We’ll also provide more detailed information soon about timekeeping and the 2025 benefits plan.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO, the

Company filed a registration statement on Form S-4, and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov. Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).